

December 12, 2013

<u>Via E-mail</u>
Victoria Rudman
Chief Executive Officer
Intelligent Living Inc.
20801 Biscayne Boulevard, Suite 403
Miami, Florida 33180

      Re: Intelligent Living Inc.
              Item 4.01 Form 8-K
              Filed November 19, 2013
              File No. 000-54026

Dear Ms. Rudman:

      We have reviewed your Item 4.01 8-K as amended and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing we may have additional comments.

1. We note from your revised disclosure that you have reviewed the former financial reports of the prior company, FEEL Golf, Inc. and found no evidence of adverse opinions. In this regard, please tell us when Intelligent Living was incorporated or formed (prior the share exchange with FEEL Golf), whether you previously engaged W.T. Uniack as your auditor (prior to the transaction with FEEL Golf in April 2013), and if so, whether the former auditor's report on <u>your</u> financial statements for either of the past two years contained an adverse opinion, a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles and, if so, describe the nature of each adverse opinion, disclaimer of opinion, modification or qualification. Refer to Item 304(a)(1)(ii) of Regulation S-K.

2. To the extent you previously engaged W.T. Uniack as the auditor of Intelligent Living prior to the share exchange agreement with FEEL Gold, revise to state whether, during your two most recent fiscal years and any subsequent interim period through the date your former auditor resigned, declined to stand for re-election, or was dismissed, you had

any disagreements with your former auditor on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure. Refer to Item 304(a)(1)(iv) of Regulation S-K.

3. Include an updated letter from your former accountant <u>stating whether it agrees with the statements made by you in the Item 4.01 8-K</u> and, if not, stating the respects in which it does not agree. Please note the letter should be dated, refer to and reference the correct date of the amended 8-K, and <u>explicitly state whether it agrees with the statements you make in the 8-K, not just whether there were any disagreements</u>.

4. As requested in our letter dated November 22, 2013, please revise to state whether, during your two most recent fiscal years and any subsequent interim period (through the date of hire of your new auditor) you consulted with Labrozzi & Co., PA regarding either: (i) the application of accounting principles to a specified transaction, either contemplated or proposed, (ii) the type of audit opinion that might be rendered on your financial statements, or (iii) any matter that was either the subject of a disagreement between you and W.T. Uniack & Co., CPA's, PC as described in Item 304(a)(1)(iv) of Regulation S-K or a reportable event as described in Item 304(a)(1)(v) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me at (202) 551-3624.

Sincerely,

/s/ Heather Clark

Heather Clark
Staff Accountant